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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

CONVERGENT TECHNOLOGY GROUP, INC.
(Name of Small Business Issuer in its charter)

Washington (State or other jurisdiction of incorporation or organization)	91-21-09935 (I.R.S. Employer Identification No.)
1191 Second Avenue, Suite 1650 Seattle, Washington 98101 (Address of principal executive offices)

Issuer's telephone number: (206) 624-4500

Securities to be registered pursuant to Section 12(b) of the Act:
 none

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

    In explaining our business in this registration statement, some of what we say will be "forward-looking statements." Words such as "expect," "anticipate," "intend," "believe," "plan," "objective," "target," "goal," and similar expressions indicate that a statement is forward-looking. Our forward-looking statements reflect our management's beliefs and assumptions based on the information we currently have available. Because our forward-looking statements are based on what we know and expect at the time we are preparing this registration statement, we cannot be sure that the actual course of our business activities will correspond to what we say in our forward-looking statements. There are many risks and uncertainties, including those set forth in Item 1 below under the Risk Factors heading, that could cause the assumptions we have used to formulate our business plans to change. If our assumptions turn out to be incorrect, our business' actual performance could be much different than we anticipate based on our current assumptions. If our business does not perform as well as investors expect, or analysts or investors develop concerns about how well our business will perform, the trading price for our stock is likely to decline, perhaps substantially.

    Important factors that could cause or contribute to such differences include those discussed under the caption entitled "Risk Factors," as well as those discussed elsewhere in this registration statement.

PART I

ITEM 1
DESCRIPTION OF BUSINESS

Form and Organization

    L.E. International, LTD., was a Nevada company incorporated on May 14, 1986 ("L.E. International"). On September 26, 2001, L.E. International merged with and into a newly formed Washington subsidiary in order to effect a migratory merger from Nevada to Washington. At the time of the migratory merger, L.E. International was a shell company that was not actively engaged in a trade or business. On September 27, 2001, Convergent Technology Group, Inc., a Washington corporation incorporated on May 24, 2001 ("CTGI"), was merged with and into L.E. International and the surviving corporation changed its name to Convergent Technology Group, Inc. ("Convergent" or the "Company"). On June 27, 2001, Convergent Technology Capital, LLC, a Washington limited liability company formed on January 26, 2000 ("CTC"), was merged with and into CTGI. At the time of this merger, CTGI had not conducted operations and the purpose of the merger was solely to effect a change in the form of organization from a limited liability company to a corporation. CTC and CTGI are the entities that have conducted the business in which the Company is presently engaged.

    Convergent was founded to provide specialty technology investment banking services, corporate finance, strategic advisory, and merger and acquisition services to selected venture capital-financed technology companies. Convergent currently has offices in Seattle, Washington; San Mateo, California; and Newton, Massachusetts; and affiliate operations in Brussels, Belgium; and Tel Aviv, Israel.

Company Services

    The Company provides a suite of venture development services, including operational advice and management, strategic advice, corporate finance, strategic partnership development, capital formation, and merger and acquisition advisory services. The Company's management is primarily composed of Managing Directors who have been senior operating executives in technology companies in a targeted set of sectors, including: wireless telecommunications, e-commerce, supply chain management, Internet infrastructure, enterprise software, financial services, online advertising, customer relations management, and publishing. The Company also has assembled an advisory board of senior executives who have served at key technology companies, including: Microsoft, AT&T Wireless, Softbank, Oracle, F5 Networks and InfoSpace.

    Convergent is dedicated to serving venture capital investors and individual equity-backed companies. Convergent specializes in transaction-driven events for selected technology markets that value strategic advisory services, high-level market relationships, and liquidity. The Company provides a three-part management and financial advisory service:

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  Strategic Advisory Services:  Constructively assisting senior management of clients to plan and complete a wide range of strategic initiatives that lead to valuation enhancing events, culminating in funding and liquidity transactions.

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  Investment Banking Services:  Assistance in executing mergers, acquisitions and other liquidity events; advising on venture capital investments, corporate partnerships, and other financial structures; analyzing transaction fairness; and establishing technology viability.

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  Investment and Acquisitions:  In certain cases providing capital or a share exchange as a preliminary stage to a planned liquidity event.

Market Opportunity

    Venture capital and private equity investors face considerable market challenges. They require liquidity alternatives for the majority of their portfolio investments as only a small number of these portfolio companies actually complete successful initial public offerings (IPOs) or high-profile enterprise or asset sales. Even in strong financial markets, a substantial percentage of venture-backed companies fail to achieve a significant public offering. Today's unfavorable IPO market has amplified the need for alternative exit strategies for these investments. Venture capital investors tend to spread themselves too thin, focusing their energy on one or two of their portfolio companies that they expect to be likely winners. This leaves companies with otherwise strong business models in need of strategic and managerial assistance.

    Beginning in April 2000, valuations of technology-related companies in general and Internet-related companies in particular dropped dramatically and valuations have remained low (though some contend that they are still higher than justified). The public demand for information technology and telecommunications related stock offerings has been very weak during this time. Enterprise valuations for acquisitions have followed these patterns in turn. It is Convergent's hope to capitalize on the perceived need for alternative mechanisms for venture capitalists to obtain liquidity for their investments. Additionally, current market conditions provide the opportunity to acquire strategically integrated businesses with long term potential at steep discounts.

Competitive Business Conditions and Position in Industry

    The Company anticipates competition on many fronts. It believes the venture capital community will look to consultants and investment bankers to identify alternative liquidity strategies for portfolio investments. Because of this, and because Convergent's business model allows venture capitalists to outsource the management of portfolio investments that might otherwise require retention of consultants or investment bankers, the Company believes it indirectly competes with certain segments of both of these industries.

    The larger, well-established investment banks have general limitations on the size of engagements they will undertake. Established firms like Goldman Sachs and Broadview will typically consider engagements with a threshold of $75 million or more in enterprise value and often have multi-million dollar minimum fees. Most larger investment banks lack strategic advisory resources that would complete customer or partnership arrangements intended to increase enterprise value prior to a sale.

    The consulting sector is, and will continue to be, a beneficiary of the demand for strategic advisory services, but it generally lacks transaction expertise. Again, the larger firms (including the consulting groups spun out of the big five accounting firms) typically look for larger engagements. Smaller, specialty firms of reasonable quality are in great demand, but typically have significant limitations on their ability to scale capacity to accommodate the considerable demand. The Company believes it can differentiate itself by focusing on engagements with companies having an enterprise value of $10-$50 million; intends to maintain a senior core of experienced managing directors with operating backgrounds; plans to manage to capacity in order to maintain an ability to move quickly and proactively; and plans to remain focused on technology-driven engagements.

    Certain aspects of Convergent's business model also place it in competition with specialized buy-out and turnaround portfolio companies. Many of these companies may have access to vastly greater amounts of capital and other resources. Generally these companies are privately held and as such do not face the restrictions imposed by the Investment Company Act described elsewhere in this filing. However the Company believes it will remain competitive with these firms as a result of the following factors: (i) target transaction sizes that may be too small to attract attention from established buy-out firms; (ii) access to deal flow from industry contacts of management and advisors; (iii) superior value-added management and advisory services; (iv) ability to structure acquisitions so sellers retain significant equity in the controlled company thus benefiting from additional appreciation upon subsequent liquidity events; and (v) ability to offer attractive terms due to availability of restricted public stock for acquisitions.

Patent, Trademark, and Service Mark Applications and Research and Development Activities

    The Company does not currently own any trademarks, licenses or other intellectual property.

Governmental Regulation and Environmental Compliance

    We are not aware of any current or pending federal, state, or local environmental laws or regulations that are likely to have a significant impact on our business operations. We do not anticipate any significant governmental regulation unique to our business, however see the Risk Factor set forth below entitled "We may have to buy, sell or retain assets when we would otherwise not wish to in order to avoid registration under the Investment Company Act of 1940, which could have a serious negative effect on our business' future growth and operating results" for a discussion on how the provisions of the Investment Company Act of 1940 could have an impact on our business.

Employees

    We currently have nine full time employees and a total of 10 employees, as well as nine independent contractors providing services to the Company.

RISK FACTORS

    You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this Registration Statement. In addition, the risks and uncertainties described below are not the only ones facing us because we are also subject to additional risks and uncertainties not presently known to us. If any of these risks actually occurs, our business, financial condition, operating results or cash flows could be seriously harmed. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Risks Particular To Convergent

We have a limited operating history upon which to evaluate our prospects.

    We have a very limited operating history upon which to evaluate our business and prospects. While CTC began operations in February 2000, our current business model did not begin being implemented until Spring 2001. Though we have acquired a limited amount of revenue generating advisory business as well as acquisition opportunities, the success of our business model will depend on our ability to engage a large number of client companies and receive both substantial fees and equity that experiences significant increases in value. We currently have certain opportunities to acquire controlling interests in client companies, but we do not ascribe any value to those opportunities.

Our business model is unproven and may not be successful.

    Our strategy is based on an unproven business model. The model is a hybrid of strategic consulting, investment banking, and mergers and acquisitions services. Our professionals are primarily individuals with 20+ years experience in technology and traditional businesses, each having held senior management positions. We believe that the operational experience of our professionals allows them to provide strategic guidance to clients that will lead to value enhancing events for clients, prior to an investment or M&A transaction. Thus we market both our strategic advisory and investment banking/M&A services as a valuable combination. If we are not successful in combining these services, or clients do not value the strategic advisory services, our business model may fail. Further, if we are unsuccessful in enhancing the value of client companies, the model may fail.

We expect to experience losses in the foreseeable future.

    We expect to incur operating losses for the foreseeable future. If we ever have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we expect to hire additional employees, expand information technology systems and lease space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

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  broaden our client support capabilities;

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  explore acquisition opportunities and alliances with other companies; and

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  expand into new markets domestically and internationally.

Expenses may also increase due to delays in our ability to sell equity interests we acquire in the future, and other charges resulting from completed and future investments. If any of these and other expenses are not accompanied by increased revenue, our losses will be greater than we anticipate.

If we cannot obtain funding adequate to continue and expand our current and planned activities, there would be substantial doubt as to our ability to continue as a going concern; as we obtain additional financing, the interests held by our current shareholders will be diluted.

    Our business plan calls for significant additional capital. Funding the growth of operations, as well as acquisition of equity stakes in clients, will require immediate and substantial amounts of cash. We are pursuing a private placement to raise approximately $6 to $10 million, with a planned public offering of between $30 and $50 million to follow within six months afterwards. The failure to effect registration with the SEC could adversely affect our ability to raise additional capital. Moreover, no assurance can be given that additional financing will be available at all or on terms favorable to us. If adequate funds are not available to satisfy either short or long-term capital requirements, there would be substantial doubt as to our ability to continue as a going concern and a resulting loss of all or part of investments made by our shareholders. If additional equity securities are issued in connection with future financings, the ownership percentages of the then current shareholders will be diluted. Dilution of ownership percentages is also likely to occur as a result of stock issued pursuant to stock option or other equity incentive arrangements that we may adopt for employees, directors, consultants and advisors, or in connection with acquisitions of technologies or companies in exchange for our stock. We may fail to raise needed capital for the following reasons, among others: (i) continued low valuations of technology companies in the capital markets; (ii) lack of acceptance of our business model by potential investors; (iii) disruption of the economy by acts of terrorism; (iv) with respect to the proposed public offering, failure to retain a suitable underwriter for such offering; (v) a failure to agree on the terms of an investment; and (vi) competition from other companies with similar business models that are willing to accept lower valuations or more onerous terms. If we are unable to raise needed additional capital on favorable terms, we may not be able to implement our business model and could be forced to cease operations.

Potential clients may not be willing to pay for our services, or, after agreeing to pay, may be unable to, which may lead to the failure of our economic model.

    Our primary source of revenue for the next two years, and a substantial source of revenue after that, is expected to be derived from fees paid by clients for our professional services. We may be unable to attract clients willing to pay us the fees we seek. Further, companies may retain us but ultimately be unable to pay the fees due to us. In either case, we will not be able to generate the fees we currently project. Further, the inability to obtain clients, or the failure of clients to fulfill their contractual obligations, will impede our ability to acquire equity in companies. If these events occur, our economic model may fail.

Our business depends upon the performance of our clients, which is uncertain, and if they do not perform as we expect, our operating results and financial condition will be adversely affected.

    Economic, governmental, industry, and internal company factors outside our control will affect each of our clients. If our clients do not succeed, our ability to generate substantial fees and the value of our assets could decline. Many of our clients will be in the early stages of their development and may be under-performing. Our business and prospects must be considered in light of the risk, expense, and difficulties frequently encountered by companies in early stages of development, particularly companies in still new and rapidly evolving markets, as well as the risks inherent in trying to turn around companies that have historically shown less than optimal operating results. The material risks relating to clients will include, among others: (i) lack of the widespread commercial use of the technologies to which their businesses relate; (ii) intense competition among providers of the products and services the clients offer, which could lead to the failure of some of our clients; (iii) inadequate market demand for the products or services of clients; and (iv) poor implementation of the business plans of the respective clients. If we are unable to effectively allocate our resources and help grow our clients, our business operating results and financial condition may be adversely affected, and we may be unable to execute our strategy of generating substantial service fees and building a portfolio of increasingly valuable equity in clients.

    The other material risks relating to our client companies are more fully described below under "Risks Particular To Our Client Companies."

Our success could be impaired by low valuations placed on technology-related companies by the financial marketplace.

    Our strategy involves creating value for our shareholders and our technology-related clients by helping our clients grow and access the broader capital markets by executing one or several merger and acquisition transactions. The success of our business model is therefore dependent on the market for technology companies. Beginning April 2000, valuations of technology-related companies in general and Internet-related companies in particular dropped dramatically and valuations have remained low (some believe these valuations are still too high). The public demand for information technology and telecommunications related stock offerings has been very weak during this time. Enterprise valuations for acquisitions have followed these patterns in turn. Because of our need to raise capital on favorable terms and because our business model depends on our ability to grow the value of our clients, our success will partly depend on a reversal of recent trends in the valuation of technology-related companies. If the market for technology-related companies were to remain weak for an extended period of time, our ability to successfully implement our business model may be doubtful.

If we lose key personnel or have problems hiring qualified new management and employees, it could have a serious negative effect on our business' future growth and operating results.

    We believe that our success will depend on continued employment of our senior management and key technical personnel and the management and key technical personnel of our clients. Our success also depends on the continued assistance of our advisors, some of whom we are currently recruiting for full time employment. If one or more members of our senior management, members of our clients' senior management, or our advisors were unable or unwilling to continue in their present positions, our business and operations could be temporarily disrupted.

    Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead our clients and ourself. There is an intense competition for qualified personnel in activities performed by us and our clients, and there can be no assurance that we or our clients will be able to attract and retain qualified personnel necessary for the development of our businesses.

We may be unable to obtain maximum value for our interests in clients, which would have an adverse effect on our financial condition.

    We expect to obtain equity positions in certain of our clients. Due to market conditions or other factors, we may be forced to divest all or part of them at a time when we may not recover our investments in these positions. In addition, the realizable value of our clients' interests may ultimately prove to be lower than the carrying value that will be reflected in our financial statements.

We may not have opportunities to acquire interests in satisfactory clients, which would have an adverse effect on our business strategy and results of operations.

    We may be unable to identify potential clients that complement our strategy, and even if we identify a company that complements our strategy, we may be unable to acquire an interest in the company for many reasons, including: (i) unwillingness of the company to retain us for our professional services; (ii) a failure to agree on the terms of the acquisition, such as the amount or price of our acquired interest; (iii) incompatibility between us and management and/or current investors of the company; (iv) a lack of capital to acquire an interest in the company; and (v) the unwillingness of the company or its investors to partner with or be controlled by us. If we cannot acquire interests in attractive companies, our strategy may not succeed.

We may have to buy, sell or retain assets when it would otherwise not wish to in order to avoid registration under the Investment Company Act of 1940, which could have a serious negative effect on our business' future growth and operating results.

    We believe that we will be actively engaged in providing services to our client companies and, to a certain extent, in other operating businesses through certain client companies that we may be considered to "control." Under the Investment Company Act of 1940, we are generally considered to control a company if we own more than 25 percent of that company's outstanding voting securities. Companies that are engaged primarily in the business of investing, reinvesting, and trading in securities, and companies that are in the business of investing, reinvesting, owning, holding, or trading in securities and own "investment securities" having a value exceeding 40 percent of the value of the company's total assets (exclusive of Government securities and cash items) on an unconsolidated basis, are generally deemed to be "investment companies" unless an exception or safe harbor applies. Investment companies are required to register as such and are subject to additional regulations, that are incompatible with our business model. It is not feasible for us to register as an investment company because the Investment Company Act regulations are inconsistent with our strategy of actively managing our clients. Securities issued by companies other than majority-owned subsidiaries are generally counted as "investment securities" for purposes of the Investment Company Act. We intend to operate our business in such a way as to avoid the requirements of the Investment Company Act.

    Because some of our clients will likely not be majority-owned subsidiaries, and because we may own 25 percent or less of the outstanding voting securities of certain of these clients, we will attempt to satisfy the two conditions in Rule 3a-1 under the Investment Company Act, a safe harbor that requires that no more than 45 percent of our assets and no more than 45 percent of net income after taxes (for each of the last four fiscal quarters) be derived from securities that were not issued by majority-owned subsidiaries or companies that we "primarily" control. We will "primarily" control a company if we are the largest shareholder that is deemed to control the issuer. Changes in the value of our interests in our clients could require Convergent to take steps to avoid being required to register under the Investment Company Act. For example, in order to avoid having income from "non-controlled" interests, we may not be able to sell interests we would otherwise want to sell or we may have to generate non-investment income by selling interests in clients that we are considered to control. We may also have to ensure that we retain more than 25 percent ownership interests in our clients after any equity offerings. In addition, we may have to acquire additional income or loss generating majority-owned or controlled interests that we might not otherwise have acquired or may not be able to acquire "non-controlling" interests in companies that we would otherwise want to acquire.

There is no assurance that a trading market will ever develop for our securities.

    Our Common Stock is not listed on an exchange or quoted on a quotation system at the present time. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Following the effectiveness of this registration statement, we intend to request a broker-dealer to make application to the NASD Regulation, Inc. to have our securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets LLC "Pink Sheets." There is no assurance this application will be successful. See "Part II—Item 1—Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters."

Risks Particular to Our Client Companies

Our clients may fail if their competitors provide offerings or continue to have greater resources than those of our clients.

    Competition for technology products and services is intense and we expect that competition will only intensify in the future. Barriers to entry are minimal, and competitors can offer products and services at a relatively low cost. It is likely that several companies will offer solutions that compete with one or more of our clients at the time we engage with them. We expect that, for many clients, additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, competitors of our clients may develop products or services that are superior to, are brought to market sooner than, or have greater market acceptance than, the solutions offered by our clients.

    Many of our clients may be forced to compete to attract and retain a critical mass of buyers and sellers. Many competitors of our clients may have greater brand recognition and greater financial, marketing, and other resources than our clients. This may place our clients at a disadvantage in responding to their competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships, and other initiatives. If our clients are unable to compete successfully against their competitors, our clients may fail.

Our clients' businesses may be disrupted if they are unable to upgrade their systems to meet increased demand.

    Capacity limits on some of our clients' technology, transaction processing systems and network hardware and software may be difficult to project and they may not be able to expand and upgrade their systems to meet increased use. As traffic on our clients' systems increases, they will be required to expand and upgrade their technology, transaction processing systems and network hardware and software. Our clients may be unable to accurately project these rates of increase. In addition, our clients may not be able to expand and upgrade their systems and network hardware and software capabilities to accommodate increased use of their products and services. If our clients are unable to appropriately upgrade their systems and network hardware and software, the operations and processes of our clients may be disrupted or they may lose potential customers.

Some of our clients may be unable to protect their proprietary rights and may infringe on the proprietary rights of others, subjecting them to possible litigation.

    Our clients will likely be entering or even creating new markets for goods and services. In support of this innovation, they may develop proprietary techniques, trademarks, processes, hardware, and software. Although reasonable efforts will be taken to protect the rights to this intellectual property, the complexity of international trade secret, copyright, trademark, and patent law, coupled with the limited resources of young companies and the demands of quick delivery of products and services to market, create risks that their efforts will prove inadequate. Further, the nature of the technology industry demands that considerable detail about innovative processes and techniques be exposed to competitors for a variety of reasons, including partnering relationships, fostering compatibility, and the ease of reverse engineering. Some of our clients may also license content from third parties and it is possible that they could become subject to infringement actions based upon the content licensed from those third parties. Any claims against our clients' proprietary rights, with or without merit, could subject our clients to costly litigation and the diversion of their technical and management personnel. If our clients incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by our clients will increase and their profits, if any, will decrease.

Our clients that publish or distribute content over the Internet may be subject to legal liability.

    Some of our clients may be subject to legal claims relating to the content on their Internet Web sites, or the downloading and distribution of this content. Claims could involve matters such as defamation, invasion of privacy, and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content on their Web sites or downloaded or distributed through them. In addition, some of the content provided by our clients on their Web sites may be drawn from data compiled by other parties, including governmental and commercial sources. This data may have errors. If any of our clients' Web site content is improperly used or if any of our clients supply incorrect information, unexpected liability could result. Any of our clients that incur this type of unexpected liability may not have insurance to cover the claim or their insurance may not provide sufficient coverage. If our clients incur substantial cost because of this type of unexpected liability, the expenses incurred by our clients will increase and their profits, if any, will decrease.

Our clients' computer and communications systems may fail, which may discourage customers and other parties from using their systems.

    Some of our clients' businesses may depend on the efficient and uninterrupted operation of their computer and communications systems. Any system interruptions that cause our clients' systems to be unavailable may reduce the attractiveness of our clients' services to customers and may also make it difficult to enter into third-party partnering arrangements that would otherwise be beneficial. If customers or other third parties are unwilling to use our clients' systems, our future business, financial condition, and operating results could be adversely affected. Interruptions could result from natural disasters as well as power loss, telecommunications failure, breaches of our clients' systems' security, and similar events.

Rapid technological changes may prevent our clients from remaining current with their technical resources and maintaining competitive product and service offerings.

    The markets in which our clients will operate are characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render their existing technologies or other products and services obsolete. If our clients are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition, and operating results will be adversely affected. To be successful, our clients will be required to adapt to their rapidly changing markets by continually improving the responsiveness, services, and features of their products and services and by developing new features to meet the needs of their customers. Our success will depend, in part, on our clients' ability to license leading technologies useful in their businesses, enhance their existing products and services and develop new offerings and technology that address the needs of their customers. Our clients will also need to respond to technological advances and emerging industry standards in a cost-effective and timely manner.

ITEM 2
PLAN OF OPERATION

    L.E. International, LTD., was a Nevada company incorporated on May 14, 1986 ("L.E. International"). On September 26, 2001, L.E. International merged with and into a newly formed Washington subsidiary in order to effect a migratory merger from Nevada to Washington. At the time of the migratory merger, L.E. International was a shell company that was not actively engaged in a trade or business. On September 27, 2001, Convergent Technology Group, Inc., a Washington corporation incorporated on May 24, 2001 ("CTGI"), was merged with and into L.E. International and the surviving corporation changed its name to Convergent Technology Group, Inc. ("Convergent" or the "Company"). On June 27, 2001, Convergent Technology Capital, LLC, a Washington limited liability company formed on January 26, 2000 ("CTC"), was merged with and into CTGI. At the time of this merger, CTGI had not conducted operations and the purpose of the merger was solely to effect a change in the form of organization from a limited liability company to a corporation. CTC and CTGI are the entities that have conducted the business in which the Company is presently engaged.

    We believe that our current cash will be sufficient to fund the Company's planned business operations only through January 2002. Convergent intends to pursue a private placement in the fourth quarter of 2001 to raise approximately $6 to $10 million, with a planned public offering of between $30 and $50 million to follow within six months thereafter. The failure to effect registration with the SEC could adversely affect Convergent's ability to raise additional capital. Moreover, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company would be required to limit its operations significantly and could be unable to continue in business, with a resulting loss of all or part of investments made by the Company's shareholders. If additional equity securities are issued in connection with future financings, the ownership percentages of then current shareholders will be diluted. Dilution of ownership percentages is also likely to occur as a result of stock issued pursuant to stock option or other equity incentive arrangements that the Company may adopt for employees, consultants and advisors, or in connection with acquisitions of technologies or companies in exchange for Company stock.

Operating Model

    Our core business is to provide strategic advisory, investment banking, and merger and acquisition services to technology companies. We expect to be engaged to provide significant strategic management direction where our management believes we can significantly enhance value and drive the client company to a realization of that value. This is accomplished through the leverage of our internal management resources as well as our considerable network of business and capital market relationships. Our revenues will be comprised primarily of management and consulting fees. In certain instances we may also realize gain from equity appreciation generated by equity interests acquired in the future; however, our primary focus will be to generate revenues from fees for strategic consulting and investment banking services for client companies.

    During our next two years of operation, we expect that our revenue will be derived almost entirely from service fees generated from professional service activities. As part of our client engagements, we expect to receive warrants that represent the right to acquire equity interests in client companies. In subsequent years, we project that some of our revenues will result from gain realized from the exercise of the warrants we acquire as part of our fees for professional services. If the quality of deal flow improves after the close of our anticipated Series A Preferred Stock financing, the Company expects that in excess of 40 percent of the warrant interests acquired in the future will result in substantial income recognized in years three through five. In addition, after the close of Series A Preferred Stock financing, in certain instances as part of our professional service engagements the Company plans to make strategic acquisitions of interests, which in most cases will be controlling, in selected companies that have been backed by respected corporate or venture capital investors. Approximately 60 percent of those investments are projected to generate substantial revenue recognized in years three through five. The Company intends to limit the percentage of revenues it derives from these equity positions to no more than 45 percent of its total revenues in any given financial reporting period in order to avoid having to register as an investment company under the 1940 Act. This could cause the Company to forego significant revenues in any given quarterly period that may not be realized in future periods.

    The Company identifies prospective client opportunities by canvassing corporate, venture capital, and private equity investment firms and qualifies its selections based on fit with the expertise of the Company's management and advisory staff. In addition to the evaluation of the prospect itself, including the management, business model, market, and financial condition, prospective clients are evaluated on the basis of Convergent's knowledge of their industry and potential investors, partners, or buyers/sellers. Management believes the operating experience of our Managing Directors provides an important dimension of due diligence in the investment process. In many instances in which Convergent acquires an equity interest in client companies, as opposed to receiving the right to acquire an equity interest at a later date, the structure of acquisition will be an exchange of Company shares for shares of preferred stock of the client company owned by one of its venture or corporate investors. Through this structure, we will seek to acquire controlling preferred stock positions in certain of our client companies by exchanging our securities that might offer more immediate liquidity.

    During the next three years, the Company plans to expand its geographic concentration of services to include key technology centers in the U.S. and abroad. Specific domestic target markets include: Chicago, IL; Atlanta, GA; Austin, TX; New York, NY; Washington, D.C.; Denver, CO; and Los Angeles, CA. International markets of secondary interest include Canada, the UK, Germany, Sweden, Japan, Taiwan, Australia, and Latin America.

Financing Strategy

    The Company anticipates additional financings to fund its operations. We currently intend to undertake a private offering of Series A Preferred Stock in the amount of $6.0 to $10.0 million to fund both operating expenses and provide adequate investment capital to execute four to six transactions. Management intends to initiate a public offering in excess of $30 million within six months after the close of the Series A round. These funds are intended to be used to expand operations and for investments and acquisitions. Timing and valuation of the public offering will be subject to market conditions and the recognition of the Company's execution capabilities by the investment community.

Increases in Employees

    We expect to hire additional employees during the next 12 months, after the close of the Series A Preferred Stock offering. These employees will primarily be located in our offices in Boston, Massachusetts, Chicago, Illinois, and San Mateo, California. We believe that overall, the complement of management, technical, and marketing personnel we currently employ, along with a limited number of additional employees, should enable us to proceed with the implementation of our business plan over the next 12 months.

ITEM 3
DESCRIPTION OF PROPERTY

    The Company owns no property other than computer and other technology equipment and at this time has no agreements to acquire any properties. The Company does not engage in any real estate investment activities.

    The Company presently occupies approximately 2000 square feet of office space at 1191 Second Avenue, Suite 1650, Seattle, Washington, 98101-2939. This space is subleased for a term that expires on December 15, 2002. The Company is seeking additional space in downtown Seattle to accommodate anticipated growth of the main office. The Company believes suitable space is available at commercially reasonable rates. The Company also has office space in San Mateo, California, and Newton, Massachusetts. Management believes that these arrangements will meet the Company's needs for the foreseeable future.

ITEM 4
SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

      (a) The following table sets forth certain information relating to the ownership, as of September 30, 2001, of the Company's Common Stock by each director, executive officer, or other person known by Convergent to be the beneficial owner of more than five percent of the outstanding Common Stock, and by all executive officers and directors as a group. As of September 30, 2001, the Company did not have any other outstanding class of equity securities.

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Convergent Technology Holdings, LLC(2) 1191 Second Avenue, Suite 1650 Seattle, Washington 98101	10,250,646 shares	77%
Common	Michael A. Sherry 1191 Second Avenue, Suite 1650 Seattle, Washington 98101	4,495,255 shares(3)	34%
Common	Kirkland C. Aly 1191 Second Avenue, Suite 1650 Seattle, Washington 98101	3,717,880 shares(3)	28%
Common	All directors and executive officers as a group (5 persons)	9,602,270 shares(2)	73%

(1)
For purposes of this table, a person is considered to "beneficially own" any shares with respect to which he or she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated above and subject to applicable community property law, voting and investment power are exercised solely by the person named above or shared with members of his or her household.
(2)
Convergent Holdings is held 44% by Michael A. Sherry, a Director, President, and CEO of Convergent, and 36% by KC Aly, a Director and Executive Vice President of Convergent. In addition, Michael Herr (7.5%) Timothy Ainge (3%), and Scott Milburn (3%), key employees of Convergent, each hold non-voting interests in Convergent Holdings, and the remaining 6.5% of Convergent Holdings is held, through non-voting interests, by Cindy Knight, Michael Browning and Kristoffer Ryden. The interests of all such members, excluding Michael Sherry, are subject to repurchase at the original purchase price upon departure from the Company, with the number of shares subject to such repurchase declining over a four year vesting schedule.

(3)
Shares held indirectly in the Company through ownership in Convergent Technology Holdings, LLC.
(b)
Change in Control

    To the knowledge of the Company, there are no agreements or arrangements between any of the directors and officers or shareholders that may result in a change in control of the Company.

ITEM 5
DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

    The directors and officers (and promoters, affiliates, and control persons) of the Company are as follows:

Name	Age	Position
Michael A. Sherry	47	Chairman, President & CEO
Kirkland C. Aly	44	Director, Executive Vice President
Timothy P. Ainge	48	Managing Director
Michael Herr	49	Managing Director
Scott A. Milburn	45	Managing Director
Michael Browning	34	Managing Director

    The directors serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors or the shareholders. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of the Company.

Executive Officers

Michael A. Sherry, Chairman, President, CEO

    A co-founder of Convergent Technology Group, Michael Sherry is a specialist in merger and acquisition advisory work, strategic partnering and investments. His practice focuses on computer software and services, Internet-related companies, and communication technology. During the past 16 years, Sherry has participated in more than 40 mergers, acquisitions, and financings in the technology sector.

    As a past president of M&A International, a global mergers and acquisitions network, Sherry developed worldwide contacts with technology corporations, investors, and advisors. These associations have been instrumental in the completion of numerous successful cross-border transactions. Strong personal relationships with companies and investment bankers in key global technology centers are an important asset to his clients.

    Sherry was founder, President and a director of Alexander Hutton, Inc., a regional mergers and acquisitions advisory firm based in Seattle, Washington. Sherry worked there from October 1986 to January 2000, focusing on mergers and acquisitions. He also co-founded Alexander Hutton Capital,

LLC in 1995, where he was regional introducing broker dealer. He left both firms in January 2000 to start CTC. Previously, Sherry worked with Seafirst Bank as a Vice President in the Corporate Finance Department. In this capacity, he advised a broad array of bank clientele on mergers, acquisitions, and financings. Sherry is a registered NASD securities principal, a CPA, and earned both his BA in Chemistry and his MBA from the University of Washington.

K. C. Aly, Executive Vice President and Director

    K.C. Aly, a co-founder of Convergent, brings more than 20 years of experience in entrepreneurial technology companies. His focus is on venture capital and strategic planning for Convergent. Aly's extensive background in portfolio management, investments, and executive planning make him a valuable asset both to the Company and our clients.

    Aly continues to have a residual interest as a Venture Partner of Zilkha Capital Partners, L.P., where he previously served as an investment professional, managing a full spectrum of investment and portfolio management responsibilities. Prior to Zilkha, Aly spent 20 years founding, financing, reinventing, and growing companies, including Prism Group, Inc., and MicroDisk Services, Inc. From January 1995 to January 1997, Aly was President and CEO of Atrieva Corporation, formerly XactLabs, Inc., (now Driveway.com) and then served as Managing Member of KDI Capital, LLC, until November 1997. From November 1997 through March 1999, Aly was Executive Vice President of Logistix, Inc. (formerly Softbank Content Services, Inc.). He then served as Executive Vice President of Webforia, Inc., for one year. In March 2000, Aly joined Zilkha Capital Partners, L.P. He is currently on the board of directors of Direct Focus, Inc. (NASDAQ DFXI). Aly earned his BA from Washington State University

Other Key Management

Timothy P. Ainge, Managing Director

    Tim Ainge focuses on investment banking, financial and operations advisory services, and mergers and acquisitions services for companies in the wireless telecommunications, Internet reseller/retail, and technology sectors. He brings over 22 years of extensive business experience in financial and operational management in the wireless communications, high-tech, and computer reseller industries, as well as his expertise in start-ups, valuations, and business re-engineering.

    Prior to joining Convergent, Ainge had his own consulting practice. He recently served as vice president, sales, operations, and customer support for Multiple Zones International, Inc. (NASDAQ:ZONS) and has held various senior management positions at US West, All Seasons Resorts, and Touche Ross & Company. Ainge earned his BA Accounting from Utah State University and is a CPA. He is a member of the Washington State Society of Certified Public Accountants and a former member of the United States Marine Corps.

Michael Herr, Managing Director

    Michael Herr focuses on strategic and operational advisory services, mergers and acquisitions, and strategic investment services to a wide variety of technology companies with an emphasis on financial services technology. He brings more than 20 years experience in investment management, securities offerings and regulation, partnership development, and strategic and financial planning.

    Herr began his financial services career as a stockbroker with Foster and Marshall and advanced to Senior Vice President at Salomon Smith Barney, a position he held for 12 years. He has also served as Vice President for Corporate Finance and Development for Jacknabbit.com and operated a private consulting practice in Bellevue, Washington.

Scott A. Milburn, Managing Director

    Scott Milburn brings more than 20 years experience in business, law, finance, and technology. He focuses on strategic and operational advisory services, mergers and acquisitions, and strategic investment services to a wide variety of technology companies. Milburn's extensive background in law, consultation to a broad range of businesses, operational experience with technology companies, and management of a venture fund gives him significant expertise to assist Convergent clients.

    Previously, Milburn served as Vice President of International Business Development of Webforia, Inc., and Managing Director of the Webforia Partners, Inc., venture fund. Prior to Webforia, Milburn was Vice President of Business Development and Operations at AdRelevance, Inc., Milburn came to AdRelevance from his partnership at the Preston Gates & Ellis LLP law firm. His 18-year legal career began as a Trial Attorney in the United States Department of Justice, Tax Division. Milburn earned his JD from the T.C. Williams School of Law, University of Richmond, Richmond, Virginia. He earned his BA degree from the University of Virginia of Charlottesville, Virginia.

Michael Browning, Managing Director

    Michael Browning focuses on emerging software technology advisory services. He participates in the investment bank's e-commerce, telecommunications and enterprise application integration practices. He brings ten years in business development and software packaging. His expertise is in organizing business plan milestones to balance industry analyst, investor, potential acquirer and customer delivery expectations.

    Browning has led three technology companies through initial formation, growth, financing and a range of founder exit scenarios. He was the co-founder and CEO of an executive information systems consulting and software firm, Browning & Clements, Inc., which merged with Platinum Technology, where he was responsible for integrating merger assets of multiple companies within the business intelligence practice. Entering the e-commerce market, he served as Vice President, Professional Services and Wireless Product Development of GOOItech, guiding the network consulting firm into the development of tangible software assets resulting in the successful raise of follow on venture financing. Most recently, he co-founded Orbit Commerce, an online service bureau for leading telecommunication and network infrastructure providers. He was responsible for reinventing the business model through the key industry shifts and executing partnership proof points critical to subsequent private and venture financing rounds.

    Browning earned his BA in LAS-Biology at the University of Illinois, Urbana-Champaign.

ITEM 6
EXECUTIVE COMPENSATION

    The following sets forth the compensation of executive management of Convergent that will become effective upon the close of the Series A fundraising in which the Company intends to engage. Presently, none of the executives is entitled to or is receiving any salary.

Name	Position	Salary
Michael A. Sherry	President & CEO	$275,000
Kirkland C. Aly	Executive Vice President	$250,000
Timothy P. Ainge	Managing Director	$150,000
Michael Herr	Managing Director	$150,000
Scott A. Milburn	Managing Director	$150,000
Michael Browning	Managing Director	$150,000

    In addition, the executives will be eligible for bonuses as a percent of salary, to be determined by the Board of Directors of the Company. The Company expects to adopt a stock option plan in which the executives will be eligible to participate. Convergent expects to grant each executive a certain amount of stock options that vest over a four-year period.

    The Company has not adopted any retirement, pension, profit sharing, or insurance programs (other than medical) or other similar programs for the benefit of our employees.

    At the end of the previous fiscal year, the executive officers of the Company were as follows: Elena Ochberg, President and Treasurer, Howard Moll, Vice President, and Amy Moll, Secretary. None of these persons received compensation from the Company for the services performed by each during the previous fiscal year.

ITEM 7
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Except as described below, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

    Convergent Technology Holdings, LLC ("Convergent Holdings") is the largest shareholder in the Company. Convergent Holdings is a Washington limited liability company, originally formed as a holding company for Convergent Technology Capital, LLC ("CTC"), providing specialty investment banking services through its wholly owned subsidiary. Michael A. Sherry, Kirkland C. Aly, and Cindy Knight manage Convergent Holdings, although Michael Sherry is the sole Manager and can take action on his own with respect to most matters. Sherry, Aly, and Knight together own all of the voting membership interests of Convergent Holdings. Sherry is the Chairman, President, Chief Executive Officer, and a Director of the Company, and Aly is an Executive Vice President and Director for the Company. The Company employs Knight.

    KC Aly retains a residual interest as a Venture Partner of Zilkha Capital Partners, L.P., with respect to certain Zilkha investments, though he does not serve in an active role with the firm in any way. Zilkha is a client of the Company. Zilkha currently pays Convergent a retainer of $10,000 per month, which can be reduced by up to $7,500 by fees paid to us by Zilkha portfolio companies.

ITEM 8
DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value (the "Common Stock"), and 15,000,000 shares of Preferred Stock, $.001 par value (the "Preferred Stock"). The following description is a summary and is qualified in its entirety by the provisions of Convergent's articles of incorporation and bylaws, copies of which have been filed as exhibits to this registration statement.

    Common Stock.  As of September 30, 2001, there were 13,234,642 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, and have no cumulative voting rights and no preemptive, subscription or sinking funds rights. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify, or consent to such act or action, except as otherwise provided by Washington law. The Articles of Incorporation of the Company do not provide for the distribution of dividends to holders of Common Stock, however Washington law allows for the declaration of dividends to a company's shareholders as determined by the Board of Directors out of funds legally available therefore. Such dividends, if declared, are subject to preferences that may be applicable to any then-outstanding Preferred Stock. The Company has not paid any dividends since inception and presently anticipates that all earnings, if any, will be retained for development of the business. Any future dividends will be at the discretion of the board of directors and will depend upon, among other things, the Company's future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future. Subject to any preferences in favor of the holders of Preferred Stock, in the event of the Company's dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities.

    All of the issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the then-existing shareholders will be diluted. Currently there are no outstanding options or warrants to purchase, or securities convertible into, Common Stock of the Company.

    Preferred Stock.  Pursuant to the Company's Articles of Incorporation, the Board of Directors is authorized to issue 15,000,000 shares of the Preferred Stock in one or more classes or series without further approval of the shareholders, to fix dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each class or series of Preferred Stock. As of the date hereof the Company has no issued and outstanding shares of Preferred Stock, however the Company anticipates that it will undertake an offering of Series A Preferred Stock in the fourth quarter of 2001.

PART II

ITEM 1
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
AND OTHER STOCKHOLDER MATTERS

  (a)
  Market Price.

    The Company's Common Stock is not listed on an exchange or quoted on a quotation system at the present time. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Following the effectiveness of this registration statement, the Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets LLC "Pink Sheets." There is no assurance this application will be successful.

    Beginning ninety (90) days after effectiveness of this registration statement, the Company believes that 1,000,000 of the issued and outstanding shares of the Company's Common Stock will be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

    In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

  (1)
  Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

  (2)
  When restricted securities are sold, generally there must be a one-year holding period.
  (3)
  When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.
  (4)
  Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.
  (5)
  Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.
  (6)
  There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

    The Securities and Exchange Commission adopted certain rules related to transactions in "penny stocks", and specifically Rule 15g-9 which established rules governing a broker or dealer's ability, subject to certain exceptions, to effect for the account of customers transactions in "penny stocks," defined under Rule 3a51-1 as any equity security other than a security that has a market price of $5.00 per share or more or, if a convertible security, has an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives from the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person (or the person's independent adviser in such transactions) has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, to the person a written statement, (i) setting forth the basis on which the broker or dealer made the suitability determination; (ii) stating in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received a written agreement to the transaction from the person; and (iii) stating in highlighted format that (A) the broker or dealer is required to provide the person with the written statement, and (B) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives. The broker or dealer must also obtain from the person a manually signed and dated copy of such written statement, as well as provide a disclosure schedule in the form set forth in Rule 15g-100, which describes the "penny stock" market (which schedule must be signed by the customer). Other "penny stock" rules require disclosure by a broker or dealer about the risks of investing in "penny stocks" in both public offerings and in secondary trading, and about compensation payable to both the broker or dealer and any associated persons of such broker or dealer, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the "penny stocks" held in the account and information on the limited market in penny stocks.

    Management expects that upon the successful closing of the contemplated Series A round it will meet the requirements to be listed on the NASDAQ small cap market. There can be no assurances, however, that the Company will successfully complete the Series A round or raise the amount of funding currently sought. In addition, there can be no assurance that upon a successful completion of the Series A round, the Company's securities will qualify for listing on NASDAQ or some other national exchange or electronic trading system, or be able to satisfy the maintenance criteria necessary to ensure continued listing. The failure of the Company to meet the relevant maintenance criteria after such initial qualification may result in the discontinuance of the inclusion of the Company's securities on a national exchange or electronic trading system. In such events, trading, if any, in the Company's securities may then continue in the OTC Bulletin Board market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

    For the initial listing in the NASDAQ SmallCap market, in addition to certain other qualitative requirements, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the most recently completed fiscal year or two of the last three most recently completed fiscal years) of $750,000, and a public float of 1,000,000 shares with a market value of $5 million. The issuer shall also have an operating history of at least one (1) year or market capitalization of $50 million. The minimum bid price must be $4.00 per share and there must be 3 registered market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

    For continued listing in the NASDAQ SmallCap market, in addition to other qualitative requirements, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

  (b)
  Holders.

    The aggregate number of shares of Common Stock outstanding as of September 30, 2001 was 13,234,642 shares held by 62 shareholders of record.

  (c)
  Dividends.

    The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2
LEGAL PROCEEDINGS

    The Company is not presently a party to any litigation, and, to the Company's knowledge, there is no litigation threatened against the Company.

ITEM 3
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

    On September 27, 2001 Kyle Tingle, CPA, 425 Mayan Drive, P.O. Box 50141 Henderson, Nevada 89104, who had previously been engaged to audit the financial statements of L.E. International LTD, was dismissed by the Company upon the recommendation of the Company's board of directors. On September 27, 2001, KPMG LLP, who had previously been engaged to audit the financial statements of the accounting acquirer, CTGI, was appointed as the Company's independent auditors upon the recommendation of the Company's board of directors. There has been no disagreements between the Company and Mr. Tingle nor has there been any report of Mr. Tingle over the past two fiscal years ended December 31, 2000, and for the period from January 1, 2001 through the date of Mr. Tingle's dismissal, that contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, except for the modification relating to L.E. International LTD's ability to continue as a going concern.

ITEM 4
RECENT SALES OF UNREGISTERED SECURITIES

    In 1986, the Company issued 1,000,000 Common Shares for cash to 26 shareholders. These shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. Beginning ninety (90) days after the effectiveness of this registration statement, the Company believes that 1,000,000 shares of the Company's Common Stock will be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

    Except as described below, the Company has not issued any of its equity securities (or securities convertible into or exchangeable for its equity securities) in the three (3) years prior to September 30, 2001. On September 27, 2001, pursuant to an Agreement and Plan of Reorganization, the Company issued 12,234,642 shares of our Common Stock to the holders of the outstanding equity securities of CTGI in consideration of all of the issued and outstanding shares of CTGI in a transaction exempt from the registration requirements of the Securities Act. All of the shares of the Common Stock issued pursuant to the Agreement and Plan of Reorganization have been issued pursuant to Rule 506 of Regulation D and are therefore deemed "restricted securities" as defined in Rule 144 under the Securities Act, and may not be sold for public sale except under Rule 144, or otherwise, pursuant to a valid exemption from the registration requirements of the Securities Act and applicable state securities laws. Each shareholder that received shares in connection with the merger has executed and delivered to the Company an investment representation letter, stating their financial qualifications and representing that they qualified as "accredited investors" as defined under Regulation D.

ITEM 5
INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Except for acts or omissions that involve intentional misconduct, a knowing violation of law, for the payment of dividends in violation of Revised Code of Washington ("RCW"), or for involvement in any transaction in which such person received a benefit to which such person is not legally entitled, the Articles of Incorporation and Bylaws of the Company provide that the Company shall indemnify our directors and officers to the full extent permitted by the RCW. The Company may indemnify any person for expenses incurred, including attorneys' fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

PART F/S

Financial Statements

CONVERGENT TECHNOLOGY GROUP, INC.

  •
  Independent Auditors' Report

  •
  Balance Sheet

  •
  Statements of Operations

  •
  Statements of Owners' Equity (Deficit)

  •
  Statements of Cash Flows

  •
  Notes to Financial Statements

    UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

  •
  Overview

  •
  Unaudited Pro Forma Combined Condensed Balance Sheet

  •
  Unaudited Pro Forma Combined Condensed Statement of Operations

  •
  Notes to Unaudited Pro Forma Combined Condensed Financial Information

L.E. INTERNATIONAL LTD

  •
  Table of Contents

  •
  Independent Auditor's Report

  •
  Balance Sheets

  •
  Statements of Income

  •
  Statements of Stockholders' Equity

  •
  Statements of Cash Flows

  •
  Notes to Financial Statements

Independent Auditors' Report

Board of Directors
Convergent Technology Group, Inc.:

We have audited the accompanying balance sheet of Convergent Technology Group, Inc. (the "Company") as of June 30, 2001, and the related statements of operations, owners' equity (deficit) and cash flows for the year then ended and for the period from January 26, 2000 (inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2001 and the results of its operations and its cash flows for the year then ended and for the period from January 26, 2000 (inception) to June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 10 to the financial statements, the Company has incurred losses since inception and needs additional financing to expand its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is described in note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Seattle, Washington
August 3, 2001, except as to note 11(b)
  which is as of September 27, 2001

CONVERGENT TECHNOLOGY GROUP, INC.

Balance Sheet

June 30, 2001

Assets
Current assets:
Cash	$238,413
Accounts receivable	7,000
Stock subscription receivable	77,500

Total current assets	322,913
Equipment, net	9,516

$332,429

Liabilities and Owners' Equity
Current liabilities:
Accounts payable and accrued expenses	$124,422
Payable to related party	1,152

Total current liabilities	125,574

Owners' equity:
Common stock, $0.001 par value, 10,000,000 shares authorized, 7,045,000 shares issued and outstanding	7,045
Additional paid-in capital	212,024
Accumulated deficit	(12,214)

Total owners' equity	206,855

Commitments and subsequent events
$332,429

See accompanying notes to financial statements.

CONVERGENT TECHNOLOGY GROUP, INC.

Statements of Operations

Year ended June 30, 2001 and
period from January 26, 2000 (inception) to June 30, 2000

	Year ended June 30, 2001	January 26, 2000 (inception) to June 30, 2000
Consulting revenue	$203,375	23,000

Expenses:
Payroll and related	220,647	20,941
Professional fees	67,490	10,281
Other	195,395	34,070

	483,532	65,292

Net loss	$(280,157)	(42,292)

Basic and diluted net loss per share	$0.06	0.04

Shares used to calculate basic and diluted net loss per share	5,067,875	999,958

See accompanying notes to financial statements.

CONVERGENT TECHNOLOGY GROUP, INC.

Statements of Owners' Equity (Deficit)

Year ended June 30, 2001 and
period from January 26, 2000 (inception) to June 30, 2000

	Common Stock
			Members' deficit	Additional paid-in capital	Accumulated deficit	Total owners' equity (deficit)
	Shares	Amount
Balances at January 26, 2000 (inception)	—	$—	—	—	—	—
Member contributions	—	—	40,530	—	—	40,530
Net loss	—	—	(42,292)	—	—	(42,292)

Balances at June 30, 2000	—	—	(1,762)	—	—	(1,762)
Member contributions	—	—	85,774	—	—	85,774
Net loss	—	—	(267,943)	—	(12,214)	(280,157)
Sale of common stock for cash, net of issuance costs of $19,500	690,000	690	—	324,810	—	325,500
Sale of common stock for subscriptions	155,000	155	—	77,345	—	77,500
Shares issued to member of Convergent Technology Capital, LLC in exchange for interest	6,200,000	6,200	(6,200)	—	—	—
Recapitilization of member's equity due to merger of Convergent Technology Capital, LLC into Convergent Technology Group, Inc.	—	—	190,131	(190,131)	—	—

Balances at June 30, 2001	7,045,000	$7,045	—	212,024	(12,214)	206,855

See accompanying notes to financial statements.

CONVERGENT TECHNOLOGY GROUP, INC.

Statements of Cash Flows

Year ended June 30, 2001 and
period from January 26, 2000 (inception) to June 30, 2000

	Year ended June 30, 2001		January 26, 2000 (inception) to June 30, 2000
Cash flows from operating activities:	$
Net loss		(280,157)	(42,292)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		558	—
Member's business related expenses		30,774	5,530
Changes in certain assets and liabilities:
Trade accounts receivable		(7,000)	—
Accounts payable and accrued expenses		117,980	6,442
Payable to related party		1,152	—

Net cash used in operating activities		(136,693)	(30,320)

Cash used in investing activities—purchase of equipment		(10,074)	—

Cash flows from financing activities:
Sale of common stock, net of issuance costs		325,500	—
Member contributions		55,000	35,000
Proceeds from issuance of notes payable to related party		50,000	—
Repayment of notes payable to related party		(50,000)	—

Net cash provided by financing activities		380,500	35,000

Net increase in cash		233,733	4,680
Cash at beginning of period		4,680	—

Cash at end of period		$238,413	4,680

Supplemental schedule of noncash financing activities—stock subscription receivable		$77,500	—

See accompanying notes to financial statements.

CONVERGENT TECHNOLOGY GROUP, INC.

Notes to Financial Statements

JUNE 30, 2001

(1)  Nature of Business and Basis of Presentation and Summary of Significant Accounting Policies

  (a)
  Nature of Business and Basis of Presentation

    Convergent Technology Group, Inc. (CTGI) is a Washington Corporation engaged in the business of providing strategic advisory and investment-banking services.

    CTGI was formed on May 24, 2001, for the purpose of acquiring 100% of the outstanding interest of Convergent Technology Capital, LLC (CTC). At the time of formation of CTGI, both CTGI and CTC were 100% owned subsidiaries of Convergent Technology Holdings, LLC (CTH). On June 27, 2001, CTGI merged with CTC and CTC was dissolved upon the completion of the merger. The operations of CTGI prior to the merger with CTC were not significant. The merger was accounted for at historical cost since the merger was between two companies under common control.

    CTC was the predecessor entity to CTGI and was formed on January 26, 2000.

    The financial statements include the accounts of CTGI and its predecessor entity, CTC (collectively Convergent or the Company). The Company's business in all periods presented consisted of providing investment-banking services.

  (b)
  Use of Estimates

    The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)
  Equipment

    Equipment is stated at cost and is depreciated using the straight-line method over estimated useful lives of three to seven years.

  (d)
  Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

    Prior to the merger of CTGI with CTC, taxable income or loss of the Company was attributed to the sole member of CTC. Accordingly, no provision has been made for federal or state income taxes, if any, for CTC's operating results during the period from January 26, 2000 through June 27, 2001, since such taxes are payable or recoverable by the member.

  (e)
  Major Customers

    The Company has historically generated revenue from a limited number of customers. For the year ended June 30, 2001, four customers individually represented more than 10% of revenue and individually ranged from 13% to 24% of total revenue. For the period from January 26, 2000 (inception) to June 30, 2000, one customer represented 100% of revenue.

  (f)
  Revenue Recognition

    Fees from providing strategic advisory and investment banking services are recognized over the period the services are provided. Fees based on the successful completion of a merger or acquisition or based on raising financing are recognized as revenue when the transaction is completed.

    The Company accounts for equity instruments received in payment for services in accordance with Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-8 (EITF 00-8), Accounting by a Grantee for Equity Instruments to be Received in Conjunction with Providing Goods or Services. The Company records the fair value of the equity instruments received for services as revenue in accordance with its revenue recognition policy. The fair value of equity instruments received during the year ended June 30, 2001 and for the period from January 26, 2000 (inception) to June 30, 2000, was not significant.

  (g)
  Stock Based Compensation

    The Company accounts for its employee stock based compensation arrangement in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

  (h)
  Basic and Diluted Loss Per Share

    Basic loss per share is computed by dividing net loss by the adjusted weighted average number of common shares outstanding for the period. Diluted loss per share is computed using the adjusted weighted average common and dilutive common equivalent shares outstanding during the period. The Company has no potentially dilutive securities at June 30, 2001. For purposes of determining weighted average shares used to calculate basic and diluted loss per share, members' capital contributions to CTC have been converted into shares of CTGI at a conversion price of $0.020372 per share. The conversion price was calculated by dividing the cumulative member contributions of CTC of $126,304 by the number of shares issued by CTGI to acquire CTC of 6,200,000.

  (i)
  Segment Information

    The Company has one operating business segment. Revenues consist almost entirely of fees received for professional services.

(2)  Stock Subscriptions Receivable

    At June 30, 2001, the Company had common stock subscription receivables totaling $77,500. The subscriptions were paid during July 2001.

(3)  Payable to Related Party

    During the year ended June 30, 2001, the Company borrowed $50,000 from a stockholder of CTH. Interest accrued on outstanding borrowings at the rate of 12% per annum. The borrowings were unsecured. At June 30, 2001, the Company owed $1,152 to the related party for accrued interest.

(4)  Income Taxes

    Federal income taxes reported by the Company differ from the amount computed by applying the statutory rate due primarily to the valuation allowance on deferred tax assets. The Company's deferred tax assets at June 30, 2001 are not significant.

(5)  Operating Leases

    The Company leases its office facilities under an operating lease agreement. Future minimum rental payments on the operating lease are approximately $49,000 and $27,000 for fiscal years 2002 and 2003, respectively.

    Total rent expense under the operating lease was approximately $38,000 and $8,000 during the years ended June 30, 2001 and the period from January 26, 2000 (inception) to June 30, 2000, respectively.

(6)  Financial Instruments

    The Company's financial instruments consist of cash, accounts receivable, accounts payable and payable to related party. The fair value of these instruments approximates their financial statement carrying amounts due to their short maturities.

(7)  Equity Interests Issued to Employees

    The parent company of CTGI has sold a membership interest to an employee of CTGI that vests after five years. The interest was sold at its estimated fair market value.

(8)  Management Compensation

    During the year ended June 30, 2001 and for the period from January 26, 2000 (inception) to June 30, 2000, the founder of CTH, who is also an employee of CTGI, did not receive a salary.

(9)  Subcontractors

    The Company has entered into agreements with third party contractors whereby the contractors receive a percentage of the revenue received by the Company on specific projects. The percentage ranges from 10% to 70%.

    During July 2001, the Company issued offer letters for employment to certain third party contractors. Upon successful completion of a private financing round, the contractors' current fee arrangement will be changed to a salary and bonus plan. Additionally, ownership interests in CTH would be issued such that the independent contractors would be eligible to receive up to a 58% ownership interest in CTH. Depending on the ultimate form of the ownership interest, the Company may be required to record compensation expense in connection with the arrangement.

(10)  Liquidity

    The Company has incurred net losses of $280,157 and $42,292 for the year ended June 30, 2001 and for the period from January 26, 2000 (inception) through June 30, 2000, respectively, and has working capital of $197,339 at June 30, 2001. The Company needs additional financing to expand its operations and to implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. To address its need for additional working capital, the Company is pursuing raising additional capital through a private placement of common or preferred stock. There can be no assurance that the Company will be able to raise additional capital, achieve profitability or generate positive cash flow. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(11)  Subsequent Events

  (a)
  During July 2001, the Company issued 355,000 shares of common stock at $0.50 per share. The Company received $25,000 in cash and $152,500 in the form of interest-bearing promissory notes. The notes bear interest at 8% and are payable in September through October.

  (b)
  On September 27, 2001, CTGI was acquired by a non-operating company, L.E. International LTD. L.E. International LTD. issued 12,234,642 shares of its common stock to acquire 100% of the outstanding common stock of CTGI. Each share of CTGI common stock was exchanged for 1.65333 shares of L.E. International LTD. common stock. Upon completion of the merger, the former shareholders of CTGI held 92% of the total outstanding shares of L.E. International LTD. The transaction with L.E. International LTD. will be accounted for as a reverse merger with CTGI as the accounting acquirer. The transaction with L.E. International LTD. will be accounted for as the issuance of stock for the net liabilities of L.E. International LTD. accompanied by a recapitalization. At the time of the merger, the net liabilities of L.E. International LTD. consisted of a payable to officers of approximately $20,000. The operating results and balance sheet of L.E. International LTD. are not significant and therefore pro forma financial information has not been provided.

Convergent Technology Group, Inc.
Unaudited Pro Forma Combined Condensed Financial Information

Overview of acquisition

    On September 27, 2001, Convergent Technology Group, Inc. (CTGI) was acquired by L.E. International LTD, a non-operating company. L.E. International LTD. issued 12,234,642 shares of its common stock to acquire 100% of the outstanding common stock of CTGI. Each share of CTGI common stock was exchanged for 1.65333 shares of L.E. International LTD. common stock. Upon completion of the merger, the former shareholders of CTGI held approximately 92% of the total outstanding shares of L.E. International LTD.

    The transaction with L.E. International LTD. will be accounted for as a reverse merger with CTGI as the accounting acquirer. The transaction with L.E. International LTD. will be accounted for as the issuance of stock in exchange for the net liabilities of L.E. International LTD. accompanied by a recapitalization.

Pro Forma Financial Statements

    The following unaudited pro forma combined condensed balance sheet as of June 30, 2001 gives effect to the acquisition as if it had occurred on June 30, 2001. The unaudited pro forma combined condensed balance sheet is based on the unaudited historical balances of CTGI as of June 30, 2001. The unaudited pro forma combined condensed statement of operations for the year ended June 30, 2001 gives effect to the acquisition of CTGI as if the acquisition occurred on July 1, 2000. The unaudited pro forma combined condensed statement of operations is based on the historical balances of CTGI. Prior to its acquisition of CTGI, L.E. International LTD. had a December 31 year end. Subsequent to the acquisition, L.E. International LTD. changed its year end to June 30. The pro forma combined condensed statement of operations includes the historical results of L.E. International LTD.'s operations for the year ended June 30, 2001. The unaudited pro forma combined condensed financial statements and the accompanying notes should be read in conjunction with and are qualified by the historical financial statements and notes thereto of CTGI and L.E. International LTD., which are included elsewhere herein.

    The unaudited pro forma combined condensed financial information is intended for illustrative purposes only and is not necessarily indicative of the combined results that would have occurred had the acquisition taken place on July 1, 2000, nor is it necessarily indicative of results that may occur in the future. The final accounting for the acquisition will be based on the balances of L.E. International LTD. on September 27, 2001.

CONVERGENT TECHNOLOGY GROUP, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED

BALANCE SHEET

As of 06/30/2001

	Convergent Technology Group, Inc.	L.E.International LTD.	Pro-Forma Adjustments		Pro-Forma Combined
Assets
Current assets:
Cash	$238,413	—	—		238,413
Accounts receivable	7,000	—	—		7,000
Stock subscription receivable	77,500	—	—		77,500

Total current assets	322,913	—	—		322,913
Equipment, net	9,516	—	—		9,516

	$332,429	—	—		332,429

Liabilities and Owners' Equity
Current liabilities:
Accounts payable and accrued expenses	$124,422	—	—		124,422
Payable to related party	1,152	19,550	—		20,702

Total current liabilities	125,574	19,550	—		145,124

Owners' equity:
Common stock	7,045	1,000	4,190	(a)	12,235
Additional paid-in capital	212,024	—	(24,740	)(a)	187,284
Accumulated deficit	(12,214)	(20,550)	20,550	(a)	(12,214)

Total owners' equity (deficit)	206,855	(19,550)	—		187,305

	$332,429	—	—		332,429

See notes to unaudited pro-forma condensed financial statements.

CONVERGENT TECHNOLOGY GROUP, INC.

UNAUDITED PRO-FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

Year ended June 30, 2001

	Convergent Technology Group, Inc.	L.E. International LTD.	Pro-forma Adjustments		Pro-forma Combined
Consulting revenue	$203,375	—	—		203,375

Expenses:
Payroll and related	220,647	—	—		220,647
Professional fees	67,490	—	—		67,490
Other	195,395	4,550	—		199,945

	483,532	4,550	—		488,082

Net loss	$(280,157)	(4,550)	—		(284,707)

Basic and diluted net loss per share					$0.03

Shares used to calculate basic and diluted net loss per share			(b	)	9,378,870

See notes to unaudited pro-forma condensed financial statements.

Convergent Technology Group, Inc.

Notes to Unaudited Combined Condensed Pro Forma Financial Information

    On September 27, 2001, CTGI was acquired by a non-operating company, L.E. International LTD. L.E. International LTD. issued 12,234,642 shares of its common stock to acquire 100% of the outstanding common stock of CTGI. Upon completion of the merger, the former shareholders of CTGI held approximately 92% of the total outstanding shares of L.E. International LTD.

    The transaction with L.E. International LTD. will be accounted for as a reverse merger with CTGI as the accounting acquirer because the former shareholders of CTGI hold controlling interests in CTGI before and after the transaction with L.E. International LTD. The transaction with L.E. International LTD. will be accounted for as the issuance of stock in exchange for the net liabilities of L.E. International LTD. accompanied by a recapitalization.

    The final accounting for the acquisition will be based on the balances of L.E. International LTD. on September 27, 2001.

Pro Forma Adjustments

    The following adjustments were applied to the historical financial statements of Convergent Technology Group, Inc. (CTGI) and L.E. International LTD. to arrive at the unaudited pro forma combined condensed financial information:

  a)
  Represents the legal acquisition of CTGI by L.E. International LTD. The transaction is accounted for as the issuance of stock for the net liabilities of L.E. International LTD., accompanied by a recapitalization. The historical accumulated deficit of L.E. International LTD. is eliminated.

  b)
  Unaudited pro forma basic and diluted net loss per share are computed by dividing the unaudited pro forma net loss by the unaudited pro forma weighted average number of common shares outstanding. A reconciliation of shares used to compute historical basic and diluted net loss per share to shares used to compute pro forma basic and diluted net loss per share is as follows:

Shares used to compute historical CTGI basic and diluted net loss per share (converted to equivalent L.E. International, LTD. shares based on a conversion ratio of 1.65333 L.E. International LTD. shares for each share of CTGI.)	8,378,870
Weighted average number of L.E. International LTD. common shares outstanding during the year ended June 30, 2001	1,000,000
Shares used to compute pro forma basic and diluted Net loss per share	9,378,870

PART III

ITEM 1
EXHIBIT INDEX

2.1	Articles of Incorporation
2.2	Bylaws
6.1	Employment Agreement between the Company and Michael Sherry
6.2	Employment Agreement between the Company and Kirkland C. Aly
6.3	Employment Agreement between the Company and Timothy P. Ainge
6.4	Employment Agreement between the Company and Michael Herr
6.5	Employment Agreement between the Company and Scott A. Milburn
6.6	Employment Agreement between the Company and Michael Browning
12.1	Letter on Change in Certifying Accountant

SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2001	CONVERGENT TECHNOLOGY GROUP, INC.
	By:	/s/ MICHAEL A. SHERRY Michael A. Sherry President & CEO

QuickLinks

TABLE OF CONTENTS
PART I ITEM 1 DESCRIPTION OF BUSINESS
RISK FACTORS
ITEM 2 PLAN OF OPERATION
ITEM 3 DESCRIPTION OF PROPERTY
ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
ITEM 6 EXECUTIVE COMPENSATION
ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8 DESCRIPTION OF SECURITIES
PART II
ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
ITEM 2 LEGAL PROCEEDINGS
ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS
PART F/S
Independent Auditors' Report
CONVERGENT TECHNOLOGY GROUP, INC. Balance Sheet June 30, 2001
CONVERGENT TECHNOLOGY GROUP, INC. Statements of Operations Year ended June 30, 2001 and period from January 26, 2000 (inception) to June 30, 2000
CONVERGENT TECHNOLOGY GROUP, INC. Statements of Owners' Equity (Deficit) Year ended June 30, 2001 and period from January 26, 2000 (inception) to June 30, 2000
CONVERGENT TECHNOLOGY GROUP, INC. Statements of Cash Flows Year ended June 30, 2001 and period from January 26, 2000 (inception) to June 30, 2000
CONVERGENT TECHNOLOGY GROUP, INC. Notes to Financial Statements JUNE 30, 2001
Convergent Technology Group, Inc. Unaudited Pro Forma Combined Condensed Financial Information
CONVERGENT TECHNOLOGY GROUP, INC. UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET As of 06/30/2001
CONVERGENT TECHNOLOGY GROUP, INC. UNAUDITED PRO-FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS Year ended June 30, 2001
Convergent Technology Group, Inc.
Notes to Unaudited Combined Condensed Pro Forma Financial Information
PART III
ITEM 1 EXHIBIT INDEX
SIGNATURES